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                                       Filed by: UnitedHealth Group Incorporated
                                                      pursuant to Rule 425 under
                                                      the Securities Act of 1933


                                                  Commission File No.: 333-53762

                             Subject Company: Virginia's Physician Network, Inc.

       UnitedHealthcare
  A UnitedHealth Group Company

UnitedHealthcare of Virginia, Inc.        BROKER                 FAST FAX
UnitedHealthcare Insurance Company                             Jan. 29, 2001



                                 BROKER MESSAGE

         As we begin 2001, it is a good time to thank you for your loyal support of UnitedHealthcare over the last year. We appreciate your efforts in positioning our health and well-being organization as a long-term player in the Virginia market.

         A brief update about UnitedHealthcare of Virginia. By all accounts, 2000 was a successful year. Our enrollment in locally sold and managed accounts has grown to 95,000 members. In total, 250,000 Virginians now carry a UnitedHealthcare card. In the last half of the year, prestigious employers such as Ukrop's Super Markets, Woodfin Oil, Great Coastal, Luck Stone and many others selected UnitedHealthcare coverage for their employees. Based on this progress, we expect significant growth in enrollment throughout the coming year and beyond. In fact, our forecast calls for new sales totaling over 40,000 members in 2001.

         As importantly, our financial foundation is now firmly in place. For the first time, UnitedHealthcare of Virginia made a positive contribution to UnitedHealth Group corporate earnings with a significant improvement in our bottom line over 1999. Our health plan substantially exceeded corporate budget/profitability expectations in 2000 through renegotiated hospital and other provider agreements, Care Coordination and various improvements in our internal processes. Our medical care ratios for renewing blocks of business are extremely healthy and well in line with long-term corporate expectations, thanks in large part to your support on tough renewal actions. Clearly, our financial repositioning enables us to project a bright future and to once again focus on network expansion into key Virginia markets.
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         Also, for your information, I have attached an announcement regarding our buyout of the Virginia's Physician Network (VPN) ownership interest in UnitedHealthcare of Virginia. This transaction is the next step in the evolution of our business relationship with VPN and signals our transition from a start-up to an established health care organization. We do not expect this change to impact our operations and we will, of course, continue to involve physician input in every aspect of our health care plan.

         We appreciate your patience and support throughout 2000 - a year of transition for UnitedHealthcare in Virginia. Your valuable input and ideas have been critical to our success. We look forward to continuing a strong working relationship with you and your clients, by providing you with innovative health and well-being products that feature open access, broad networks and Care Coordination.

         Wishing you the best in 2001.

Sincerely,

Tim O'Shea
Chief Executive Officer


==============================================================================

                      Partnering With the Broker Community
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FOR IMMEDIATE RELEASE
Contact: Timothy O'Shea
         (804) 267-5253





                     UnitedHealthcare to Purchase Virginia's
       Physician Network Equity Stake in UnitedHealthcare's Virginia Plan


(Richmond, VA January 29, 2001) Virginia's Physician Network (VPN) and UnitedHealthcare jointly announced UnitedHealthcare's acquisition of VPN's 49% equity interest in UnitedHealthcare of Virginia. The transaction is subject to final approval by VPN's shareholders and should be concluded in March. UnitedHealthcare will own 100 percent of the Virginia plan. VPN's physician shareholders will receive stock in UnitedHealth Group, an NYSE-listed company, as consideration for the sale.

Both groups stressed, however, that this change will not effect healthcare consumers in Virginia and should be transparent to both patients and physicians. The health plan is the Virginia affiliate of UnitedHealthcare, a national health and well-being company and the largest subsidiary of UnitedHealth Group, Inc. (NYSE-UNH) based in Minneapolis, MN.

VPN was formed in 1995 in an effort by physicians across Virginia to regain a leadership position in the delivery of health care. VPN physicians sought direct responsibility for the development and management of a health plan. VPN's selection of UnitedHealthcare as its partner in introducing the new health plan to the Virginia marketplace was based largely on UnitedHealthcare's national scope, information systems and administrative capabilities as well
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as its established commitment to incorporate physicians' perspectives in its policies and operations.

UnitedHealthcare of Virginia, Inc., organized in 1996 with an investment by both UnitedHealthcare and VPN, was licensed in October 1997. VPN initiated the development of the Plan's provider network, which now totals more than 7,000 physicians and 44 hospitals. This network provides health care services to over 250,000 Virginians who carry a UnitedHealthcare card.

The UnitedHealthcare buyout of VPN's interest in UnitedHealthcare of Virginia will earn physician investors a positive return on their five-year investment. Just as important, many of VPN's initial business objectives were achieved during this time. Today, more than 30 VPN shareholders serve on various guidance and oversight committees for UnitedHealthcare. UnitedHealthcare's open access, no referral product substantially reduces administrative hassle for patients and physicians. Additionally, in 1999 UnitedHealthcare introduced Care Coordination(R) , an approach to care that keeps medical decision-making in the hands of physicians and patients, and facilitates both coverage and benefits administration.

Says Greg Lockhart, M.D., a thoracic surgeon in Richmond and the President of VPN, "The health plan is now fully established in Virginia, and I am confident that UnitedHealthcare will continue to support the interests of physicians in its decision-making. Although not always easy, I am pleased that many of our original objectives were met through the UnitedHealthcare venture."
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Tim O'Shea, CEO of UnitedHealthcare of Virginia, adds, "VPN-affiliated and other physicians will continue to play a vital role in the management of our Plan. We will rely on physician input into our policies, procedures, and, most importantly, to help improve the quality of health care delivered to our customers. We are grateful to the VPN physicians for their role in bringing UnitedHealthcare to Virginia, and we look forward to a long-term relationship with them as key advisors in our physician network."

About UnitedHealthcare

UnitedHealthcare is the largest business unit of UnitedHealth Group, Inc., a Fortune 100 company. The company provides a full spectrum of resources and services to help people achieve improved health and well-being. The company designs and operates organized health systems with commercial, Medicare and Medicaid products.

Today, UnitedHealthcare and its sister company Uniprise, which focuses on service to large companies with over five thousand employees, serve over 15 million individual consumers as members of its health service systems. On behalf of these individuals, the company arranges access to care with more than 340,000 physician and 3,500 hospitals across 35 U.S. and four international markets.

The company has a history of redefining healthcare. In 1984, UnitedHealthcare introduced Open Access, allowing members to see specialists without a referral and in 1999 announced Care
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Coordination, a program that gives physicians and patients the final say about medical treatment and hospitalization.

                           Other Important Information

In connection with the proposed transaction, UnitedHealth Group has filed a Registration Statement on Form S-4 and other documents filed with the Securities and Exchange Commission. UnitedHealth Group and VPN are mailing a proxy statement/prospectus to VPN's shareholders. VPN shareholders are urged to read the registration statement, proxy statement/prospectus and other documents filed with the SEC carefully because they contain important information about the transaction and UnitedHealth Group. VPN shareholders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. VPN shareholders also can obtain free copies of these documents from UnitedHealth Group by mailing a request to it at UnitedHealth Group, Inc., UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, MN 55343, Attention:
Investor Relations, or by calling (952) 936-1300.

For more information about VPN, please contact Marshall Cook at (804) 771-9525 or Dr. Greg Lockhart at (804) 320-2751. For more information about UnitedHealthcare, please contact Tim O'Shea at (804) 267-5253.